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                                                                   Exhibit 99.01

                                                   Tenth and eleventh paragraphs
                                           under the caption "Legal Proceedings"
                                              beginning on page 13 of the Annual
                                            Report on Form 10-K of Salomon Smith
                                             Barney Holdings Inc. for the fiscal
                                                    year ended December 31, 1997
                                                               (File No. 1-4346)



In August 1992, EPA issued an administrative order for remedial studies and action to be performed by Shattuck under CERCLA at a Superfund site (Denver Radium Site, Operable Unit VIII), which includes property owned by, and a metal processing plant previously operated by, Shattuck in Denver, Colorado. Shattuck has since performed significant remediation activities at the site and has maintained financial assurance of $26.6 million to guarantee performance of the remediation, both in accordance with the order.

In July 1996, Denver enacted an ordinance imposing a substantial "fee" on any radioactive waste or radium-contaminated material disposed of in the City of Denver. Under this ordinance, Denver assessed Shattuck $9.35 million for certain disposal already carried out. This "fee," and any additional "fees," if upheld, would greatly increase remediation costs for the Denver Radium Site. Shattuck has sued to enjoin enforcement of the "fee." The United States has also sued, seeking to enjoin imposition of the "fee" on constitutional grounds. Denver has counterclaimed and has moved to add SSBH as a defendant. These cases, which have been consolidated, are now pending before the U.S. District Court in Colorado.